UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                               AHL Services, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         ------------------------------
                         (Title of Class of Securities)


                                   001296 10 2
                         ------------------------------
                                 (CUSIP Number)


  Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 30 Buckingham
                  Gate, London England SW1E 6NN (20-7802-8080)
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                 Communications)


                                 March 22, 2002
                         ------------------------------
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2              13D                        Page 2 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         BROOKLINE LIMITED

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                             (a)
                                                                             (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         The Bahamas

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF                          - 0 -
         SHARES                     --------------------------------------------
         BENEFICIALLY               8)      SHARED VOTING POWER
         OWNED BY                            -0-
         EACH                       --------------------------------------------
         REPORTING                  9)      SOLE DISPOSITIVE POWER
         PERSON                             - 0 -
         WITH                       --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         -0-

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2              13D                        Page 3 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         CALEDONIA INDUSTRIAL & SERVICES LTD.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                             (a)
                                                                             (b)

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE.

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND
--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF                          - 0 -
         SHARES                     --------------------------------------------
         BENEFICIALLY               8)      SHARED VOTING POWER
         OWNED BY                            -0-
         EACH                       --------------------------------------------
         REPORTING                  9)      SOLE DISPOSITIVE POWER
         PERSON                             - 0 -
         WITH                       --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         -0-

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2              13D                        Page 4 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         CALEDONIA INVESTMENTS PLC

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                             (a)
                                                                             (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND
--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF                          - 0 -
         SHARES                     --------------------------------------------
         BENEFICIALLY               8)      SHARED VOTING POWER
         OWNED BY                            -0-
         EACH                       --------------------------------------------
         REPORTING                  9)      SOLE DISPOSITIVE POWER
         PERSON                             - 0 -
         WITH                       --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         -0-

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 001296 10 2              13D                        Page 5 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         THE CAYZER TRUST COMPANY LIMITED

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (See Instructions)
                                                                             (a)
                                                                             (b)

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF                          - 0 -
         SHARES                     --------------------------------------------
         BENEFICIALLY               8)      SHARED VOTING POWER
         OWNED BY                            -0-
         EACH                       --------------------------------------------
         REPORTING                  9)      SOLE DISPOSITIVE POWER
         PERSON                             - 0 -
         WITH                       --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         -0-

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

                                  Introduction

         On March 22, 2002, Brookline (as defined below) sold all of the Common Stock of AHL Services, Inc. (the "Issuer") held by it to Landrace (as defined below). As a result, Brookline is no longer a direct beneficial owner of the Common Stock of the Issuer.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock ($.01 par value) ("Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 3353 Peachtree Road NE, Suite 1120, North Tower, Atlanta, GA 30326.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

         (a) This Statement is filed by (i) Brookline Limited ("Brookline"), formerly a direct beneficial owner of the Common Stock of the Issuer; (ii) Caledonia Industrial & Services Ltd. ("CIS"),the holder of all of the outstanding capital stock of Brookline; (iii) Caledonia Investments plc ("Caledonia"), the holder of all of the outstanding capital stock of CIS; and
(iv) The Cayzer Trust Company Limited ("Cayzer Trust"), given that its direct holdings of the securities of Caledonia represent indirect holdings of the stock of CIS and Brookline (collectively all these entities are the "Reporting Persons").

         As of March 22, 2002, Brookline (which is currently in liquidation) ceased to be a beneficial owner of Common Stock of the Issuer.

         (b) The principal business address of Brookline is Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, New Providence, The Bahamas. The principal business address for Caledonia, CIS and Cayzer Trust is Cayzer House, 30 Buckingham Gate, London England SW1E 6NN. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

         Brookline is an investment holding company.

         CIS is an investment holding company.

         Caledonia is a diversified trading and investment company.

         Cayzer Trust is an investment holding company.

         (c) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

         (d) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Brookline is a corporation organized under the laws of The Bahamas. CIS, Caledonia and Cayzer Trust are corporations organized under the laws of England. Each of the Additional Persons is a citizen of The United Kingdom, except for S. Deal, P.C. Dunkley, P.T. Higgs and H.T. Lunn who are citizens of The Bahamas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)  Not Applicable.

         (b)  Not Applicable.

         (c)  Not Applicable.

         (d)  Not Applicable.

         (e) On March 22, 2002, Brookline ceased to be a beneficial owner of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On March 20, 2002, Brookline Limited and Landrace Holdings Ltd. entered into an Agreement for Sale and Purchase of 1,682,000 shares of AHL Services Inc. Common Stock, to be effective March 22, 2002. A copy of the Agreement for Sale and Purchase is attached hereto as Exhibit 99.1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99.1 Agreement for Sale and Purchase, dated March 20, 2002, by and between Brookline Limited and Landrace Holdings Ltd.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 1, 2002                               BROOKLINE LIMITED

                                            By: /s/ Lynden Maycock
                                                --------------------------------
                                                Name: Lynden Maycock
                                                Title: Liquidator

April 1, 2002                               CALEDONIA INDUSTRIAL & SERVICES LTD.

                                            By: /s/ J. H. Cartwright
                                                --------------------------------
                                                Name: J. H. Cartwright
                                                Title: Director

April 1, 2002                               CALEDONIA INVESTMENTS PLC

                                            By: /s/ J. H. Cartwright
                                                --------------------------------
                                                Name: J. H. Cartwright
                                                Title: Director

April 1, 2002                               THE CAYZER TRUST COMPANY LIMITED

                                            By: /s/ J. I. Mehrtens
                                                --------------------------------
                                                Name: J. I. Mehrtens
                                                Title: Company Secretary


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                           SCHEDULE A TO SCHEDULE 13D

(I)  DIRECTORS AND OFFICERS OF BROOKLINE LIMITED

NAME                      RESIDENCE                       PRINCIPAL OCCUPATION                   CITIZENSHIP
S. Deal                   Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

P. C. Dunkley             Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

P. T. Higgs               Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

H. T. Lunn                Sandringham House               Legal Assistant                        Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

P. N. Buckley             6 Albert Place                  Chairman and Chief Executive,          United Kingdom
                          London W8 5PD                   Caledonia Investments plc
                          England

Robert J. Arnold          "Lucaya"                        Retired Insurance Executive            United Kingdom
                          Lyford Cay, N.P.
                          The Bahamas

(II) DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INDUSTRIAL & SERVICES LTD.

NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP
P.N. Buckley              6 Albert Place             Chairman and Chief Executive,         United Kingdom
                          London                     Caledonia Investments plc
                          W8 5PD, England

J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England

Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Hertford                   Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive,               United Kingdom
                          London, SW3 4QS            Caledonia Investments plc
                          England

M. G. Wyatt               Pippin Park                Deputy Chairman,                      United Kingdom
                          Lidgate, Newmarket         Caledonia Investments plc
                          Suffolk
                          CB8 9PP, England


(III)  DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS PLC


NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP

P.N. Buckley              6 Albert Place             Chairman and Chief Executive,         United Kingdom
                          London                     Caledonia Investments plc
                          W8 5PD, England

J. Burnett-Stuart         Ardmeallie House           Retired                               United Kingdom
                          Huntley
                          Aberdeenshire
                          AB54 5RS, Scotland

J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England

Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Hertford                   Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive,               United Kingdom
                          London, SW3 4QS            Caledonia Investments plc
                          England

J. R. H. Loudon           Olantigh                   Finance Director,                     United Kingdom
                          Wye                        Blue Circle Industries PLC
                          Ashford                    84 Eccleston Square
                          Kent, England              London, SW1V 1PX
                          TN25 5EW                   England

M. G. Wyatt               Pippin Park                Deputy Chairman,                      United Kingdom
                          Lidgate, Newmarket         Caledonia Investments plc
                          Suffolk
                          CB8 9PP, England

C. Allen-Jones            11 Campden Street          Company Director                      United Kingdom
                          London
                          W8 7EP, England

L. A. Evans               11 Cadogan Square          Company Director                      United Kingdom
                          London
                          SW1X OHT, England

(IV) DIRECTORS AND EXECUTIVE OFFICERS OF THE CAYZER TRUST COMPANY LIMITED


NAME                       RESIDENCE                      PRINCIPAL OCCUPATION                 CITIZENSHIP

P. N. Buckley              6 Albert Place                 Chairman and Chief Executive,        United Kingdom
                           London                         Caledonia Investments plc
                           W8 5PD, England

Hon. C. W. Cayzer          Finstock Manor                 Executive Director,                  United Kingdom
                           Finstock                       Caledonia Investments plc
                           Oxfordshire
                           OX7 3DG, England

J. I. Mehrtens             51 Oxenden Wood Road           Company Secretary,                   United Kingdom
                           Chelsfield Park                The Cayzer Trust Company Limited
                           Orpington,
                           Kent BR6 6HP, England

M. G. Wyatt                Pippin Park                    Deputy Chairman,                     United Kingdom
                           Lidgate, Newmarket             Caledonia Investments plc
                           Suffolk
                           CB8 9PP, England

P. R. Davies               No. 6 Belvedere Grange,        Lawyer                               United Kingdom
                           Priory Road, Sunningdale
                           Berkshire, SL5 9RH
                           England

I. A. Leeson               Eaton House                    Chartered Accountant                 United Kingdom
                           7 Eaton Park
                           Cobham
                           Surrey KT11 2JF
                           England

Hon. Mrs. Gilmour          Flat 8                         Art Historian                        United Kingdom
                           62 Rutland Gate
                           London SW7 1PJ
                           England